December 23, 2010
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Attn: Ms. Deborah O’Neil-Johnson
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Re:	The Glenmede Fund, Inc. — Registration Nos. 33-22884 and 811-05577
Dear Ms. O’Neil-Johnson:
This letter is in response to the questions and comments you provided during a telephone call on December 6, 2010 regarding Post-Effective Amendment 51 filed on October 15, 2010 for The Glenmede Fund, Inc. (“PEA No. 51”) for the purpose of adding two new series, the Philadelphia International Emerging Markets Fund and the Philadelphia International Small Cap Fund (each a “Portfolio” and together, the “Portfolios”). Summaries of the comments with respect to PEA No. 51, and responses thereto on behalf of The Glenmede Fund, Inc. (the “Registrant”), are provided below. All page references refer to the pages in PEA 51. Capitalized terms not defined herein should be given the meaning provided in PEA No. 51. Responses are provided for both Portfolios’ prospectuses unless a response states otherwise. The Registrant will include the changes stated below in Post-Effective Amendment No. 52, to be filed under Rule 485(b) of the Securities Act of 1933 on or prior to December 31, 2010.
1.	Comment: Are you planning on using a summary prospectus?
Response: At this time, the Registrant does not intend to use a summary prospectus.
2.	Comment: Please provide a general description of the purchase and redemption fees.
Response: As stated in the Prospectus under “Purchase Premium and Redemption Fee,” the purchase premium and redemption fee are paid by the purchasing or redeeming shareholder to a Portfolio to help offset estimated transaction costs and other related costs (e.g., bid to ask spreads, stamp duties, and transfer fees) incurred by a Portfolio as a result of a purchase or redemption. The purchase premium and redemption fee are based on actual costs from a similarly managed portfolio and/or estimated transaction costs. The purchase premium is not charged on shares purchased as a result of reinvesting dividend or capital gains distributions. Additionally, the Registrant notes that purchase and redemption fees are used by other mutual funds that invest in small cap foreign securities or in emerging foreign markets (see e.g.,: Vanguard International Equity Index Funds, File Nos.: 811-05972 and 033-32548; and GMO Trust, File Nos.: 811-04347 and 002-98772.)
3.	Comment: Is the application of the redemption fee consistent with to Rule 22c-2(a) of the Investment Company Act of 1940 (the “ICA of 1940”)?
Response: The redemption fee is consistent with Rule 22c-2(a) and is being charged to offset transaction costs associated with selling securities in foreign markets as a result of shareholder redemptions regardless of the length of time the shareholder held the shares.
4.	Comment: Should “Shareholder Service Fees” be included in “Other Expenses?”
Response: The Registrant will place Shareholder Service Fees in “Other Expenses” as allowed by General Instruction C.3.(c) and Instruction 3. to Item 3 in Form N-1A. An example of the newly formatted fee table is attached as part of this response.

	Class I	Class IV
Shareholder Fees (fees paid directly from your investment into the Portfolio)
Purchase Premium (as a % of amount invested)	0.50%	0.50%
Redemption Fee (as a % of amount redeemed)	0.50%	0.50%

			Class I	Class IV
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees			0.60%	0.60%
Other Expenses[1]			0.57%	0.34%
	Class I	Class IV
Shareholder Service Fees	.25%	.02%
Other Operating Expenses	.32%	.32%

Total Annual Portfolio Operating Expenses			1.17%	0.94%

5.	Comment: A registrant may choose to use “Other Expenses” or “Total Other Expenses” in the fee table, but may not use both.
Response: The Registrant has removed “Total Other Expenses” from the fee table.
6.	Comment: If a fee waiver or expense reimbursement is contractually in effect, but not actually being implemented to lower fees, a registrant is not permitted to include fee waiver information in the fee table.
Response: The Registrant has removed references to fee waivers and expense reimbursements from the fee tables.
7.	Comment: Please confirm that the Purchase Premium is reflected in the examples on page 2 of each prospectus.

Response: The Investment Adviser has informed the Registrant that the Purchase Premium was taken into account when the examples were calculated.
8.	Comment: Please delete the following parenthetical statement in the examples: “(the difference being that the Portfolio’s [ ]% redemption fee would not apply to any of the following periods, as it would to those in the preceding example)”.
Response: The Registrant has deleted the parenthetical statement.
9.	Comment: With regard to the Philadelphia International Emerging Markets Fund, is any specific market cap contemplated?
Response: The Investment Adviser has informed the Registrant that no specific market cap is contemplated for the Philadelphia International Emerging Markets Fund.
10.	Comment: Please review the derivatives disclosure in light of the Security and Exchange Commission’s July 30, 2010 letter to the Investment Company Institute regarding derivative-related disclosures by investment companies.
Response: The Registrant reviewed the letter and determined to modify its derivatives disclosure.
11.	Comment: Is the non-fundamental investment restriction change for both Portfolios subject to shareholder notice?
Response: The Registrant notes that only changes to 80% investment policies pursuant to Rule 35d-1 under the ICA of 1940 are subject to 60 days prior written notice to shareholders. Disclosure to this effect will be added to the Prospectuses.
12.	Comment: State whether each Portfolio’s portfolio holdings is available on the Registrant’s website.
Response: The Registrant affirms that each Portfolio’s portfolio holdings are not available on the Registrant’s web site.
13.	Comment: Please provide more specific disclosure in the “Purchase of Shares” and in the “Redemption of Shares” sections.
Response: The Registrant has reviewed and modified the “Purchase of Shares” and the “Redemption of Shares” sections to provide more specificity in its disclosure.

14.	Comment: Please provide more detailed information about what is done to discourage market timing in the Item 11(e) disclosure under the heading, “Frequent Purchases and Redemption of Portfolio Shares”.
Response: The Registrant believes this item is sufficiently disclosed and that no additional information is needed.
15.	Comment: With regard to the Philadelphia International Small Cap Fund’s Principal Investment Strategies disclosure on page 2 of the prospectus, how does the Fund determine a company is outside the U.S.?
Response: The Investment Adviser has informed the Registrant that it primarily relies on the MSCI country classification of securities to determine whether a company is outside the U.S.
16.	Comment: With regard to the disclosure under the Philadelphia International Small Cap Fund’s “Advisor Prior Performance Information,” the Staff notes that the disclosure references both the Advisor and the portfolio managers. Please ensure that this disclosure complies with the conditions set out by the Staff.
Response: The Registrant has reviewed its prior-performance disclosure against the applicable no-action letters issued by the Staff, and has determined that it meets all the applicable requirements enumerated therein.
17.	Comment: Please insert “investment objective” and delete “goals” in Philadelphia International Small Cap Fund’s “Advisor Prior Performance Information” section.
Response: The Registrant has made that change.
18.	Comment: Please inform us as to whether any accounts were excluded from the International Small Cap Composite on page 13 of Philadelphia International Small Cap Fund’s prospectus.
Response: The Investment Adviser has informed the Registrant that all accounts managed by the Advisor with substantially similar investment objectives were included in the composite.
19.	Comment: Please confirm that the maximum fees were used in calculating the International Small Cap Composite on page 13 of Philadelphia International Small Cap Fund’s prospectus, including the purchase and redemption fees.
Response: The Investment Adviser has informed the Registrant that maximum fees were used to calculate the International Small Cap Composite. The Investment Adviser represents that the International

Small Cap Composite account holders pay fees substantially similar in type and amount as the purchase premiums and redemption fees that will be paid by shareholders of the Philadelphia International Small Cap Fund. Lastly, the Registrant has modified the fee disclosure on page 13 of the prospectus to include the types of fees that have been paid by the of the International Small Cap Composite account holders.
20.	Comment: In the table on page 13 of the Philadelphia International Small Cap Fund’s prospectus, please include the following parenthetical next to each broad-based securities market index: “(reflects no deduction for fees, expenses or taxes)”.
Response: The Registrant has made that change.
21.	Comment: Policy (b) on page 18 of the Registrant’s Statement of Additional Information must be included as a fundamental investment restriction.
Response: The Registrant has made that change.
22.	Comment: In the table heading on page 19 of the Funds’ Statement of Additional Information concerning “Other Directorships Held,” please add, “During the Past 5 Years.”
Response: The Registrant respectfully declines to make this change as it is not consistent with the disclosure requirements of Form N-1A Item 17(a)(1).
The Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement. U.S. Securities and Exchange Commission comments or changes to disclosure in response to Commission comments in the filings reviewed by the Commission do not foreclose the Commission from taking any action with respect to the filings and the Registrant may not assert Commission comments as a defense in any proceeding initiated by the Commission or any party under federal securities laws of the United States.
The preceding comments and related responses have been provided by and discussed with management of the Registrant. Please feel free to contact the undersigned if you have any questions regarding the Registrant’s responses.
Sincerely,

/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary The Glenmede Funds, Inc. 4 Copley Place, 5th Floor Boston, MA 02116

617.662.3967
cc:	Mary Ann B. Wirts Michael P. Malloy, Esquire